[Letterhead of]

EUROPEAN INVESTMENT BANK

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

European Investment Bank
Registration Statement Pursuant to Schedule B
(Registration Number 333-177074)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the European Investment Bank (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to 12:00 p.m. on November 21, 2011, or as soon as practicable thereafter.

Very truly yours,

EUROPEAN INVESTMENT BANK

By:	/s/ Bertrand de Mazières
Name: Bertrand de Mazières
Title: Director General
Finance Directorate

By:	/s/ Eila Kreivi
Name: Eila Kreivi
Title: Director
Capital Markets Department
Finance Directorate